UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD
Specialized Disclosure Report
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Commission File Number 001-00566
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GREIF, INC.
(Exact name of registrant as specified in its charter)
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Delaware	31-4388903
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

425 Winter Road, Delaware, Ohio (Address of principal executive offices)	43015 (Zip Code)

Dennis Hoffman        (740) 549-6000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 – CONFLICT MINERALS DISCLOSURE
Greif, Inc. (the “Company,” “Greif,” “we,” “us,” “it” or “our”) evaluated its current product lines as required by Rule 13p-1 under the Securities Exchange Act of 1934, and our Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD.

Item 1.01: Conflict Minerals Disclosure and Report

Greif is a leading global producer of industrial packaging products and services with manufacturing facilities located in over 40 countries. We are also a leading global producer of flexible intermediate bulk containers. We also produce containerboard, paperboard, corrugated products and paperboard products for niche markets in North America. We sell timber to third parties from our timberland in the southeastern United States that we manage to maximize long-term value.

Certain of the Company’s operations manufacture products in which tin, tantalum, tungsten and/or gold may be necessary to the functionality or production of those products.

Conflict Minerals Disclosure

A copy of this Form SD and attached Conflict Minerals Report in accordance with Rule 12b-12 (17 CFR 240.12b-12) can be found publicly on our internet website under the Code of Business Conduct and Ethics section at: https://www.greif.com/about-greif/. The information contained on Greif's website is not part of this Form SD and is not deemed incorporated by reference into this Form SD or any other public filing made with the U.S. Securities and Exchange Commission.

Item 1.02 Exhibits

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – EXHIBITS

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Conflict Minerals Report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 29, 2020	By: /s/ Douglas W. Lingrel
Douglas W. Lingrel Chief Administrative Officer